FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2003

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                              --------------------
                           4-1 Nishi-Shinjuku 2-chome
                           --------------------------
                                   Shinjuku-ku
                                   -----------
                                 Tokyo 163-0880
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______


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Materials Contained in this Report:

1. English translation of the Japanese-language Notice of Convocation for the 61st ordinary general meeting of shareholders.

2. English translation of the Japanese-language notice of resolutions adopted at the 61st ordinary general meeting of shareholders on June 27, 2003.

3. English translation of a press release dated June 27, 2003, announcing the terms of stock acquisition rights to be issued in connection with the grant of stock options.

4. English translation of the Japanese-language Business Report sent to the registrant's shareholders on June 27, 2003.

5. Executive summary of the Japanese-language Securities Report submitted to the Chief of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 30, 2003.

         Japanese Securities Report for the fiscal year from April 1, 2002 through March 31, 2003 pursuant to Article 24, paragraph 1 of the Securities Exchange Act of Japan and submitted to the Chief of the Kanto Financial Bureau of the Ministry of Finance of Japan on June 30, 2003, consisting of 118 pages (including cover), which includes the following:

         I.   Corporate information

              A.    Corporate overview
                1.  Five-year history of changes in major business indices
                2.  History of the company and its associated companies
                3.  Overview of business
                4.  Associated companies
                5.  Employee information

              B.    Business
                1.  Business results
                2.  Production, orders and sales
                3.  Management issues
                4.  Material contracts
                5.  Research and development

              C.    Capital assets
                1.  Overview of capital expenditure
                2.  Important capital assets
                3.  Plans for new projects and disposition of projects

              D.    Company information
                1.  Share information
                    a.    Total number of shares
                    b.    Stock acquisition rights
                    c.    Number of shares outstanding, changes in capital stock

                    d.    Shareholder information
                    e.    Major shareholders
                    f.    Voting rights
                    g.    Stock options
                2.  Share repurchases
                3.  Dividend policy
                4.  Changes in share price
                5.  Directors and corporate auditors

              E.    Financial information
                1.  Consolidated financial information
                      [ ]  Consolidated financial statements for fiscal year
                           2001
                      [ ]  Consolidated financial statements for fiscal year
                           2002
                      [ ]  Others
                2.  Unconsolidated financial information
                      [ ] Unconsolidated financial statements for fiscal years 2001 and 2002
                      [ ]  Major Assets and Liabilities
                      [ ]  Others

              F.    Share handling information

              G.    Reference materials


         II.  Information on guarantors (none)

         The registrant sent copies of the report to the following stock exchange:

                  [ ] Tokyo Stock Exchange, Inc.



                                       2

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Advantest Corporation



                                          By:      /s/ Hitoshi Owada
                                             -----------------------------------
                                             Name:   Hitoshi Owada
                                             Title:  Director and
                                                     Managing Executive Officer


Date:  June 30, 2003